                                                                    EXHIBIT 4.72

                                SHARE OPTION PLAN

                                OPTION COMMITMENT
                                (SENIOR OFFICER)

Notice is hereby given that, effective this 21st day of March, 2006 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to ________ (the "Service Provider"), an Option to acquire ________ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the 21st day of March, 2011 (the "Expiry Date") at a Exercise Price of CDN$1.74 per share.

At the date of grant of the Option, the Company's Common Shares are listed for trading on the TSX.

Optioned Shares will vest and may be exercised as follows:

(a)

(b)

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Amended & Restated Share Option Plan dated for reference September 30, 2005, the terms and conditions of which are hereby incorporated herein. The Company will provide you with a copy of the Company's Amended & Restated Share Option Plan upon your request.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.


PINE VALLEY MINING CORPORATION



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Authorized Signatory